# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARVER BANCORP INC, CIK 0001016178
CUSIP: 146875604
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512
Date of event which requires filing of this statement: 12/26/2025
Amends the filing with accession number 0002085652-25-000001
Filed by CIK 0002085652
Persons authorized to receive notices and communications: Barry Mann, 941 Jerome Avenue, Apt 14G, Bronx, New York (NY), 10452, 8502259314

## Reporting persons
- Mann Barry James (CIK 0002085652): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 634,772; shared voting power 0; sole dispositive power 634,772; shared dispositive power 0; aggregate amount beneficially owned 634,772 (12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CARVER BANCORP INC
Address of issuer's principal executive offices: 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512

## Item 2. Identity and Background
Name of person filing: Barry James Mann
Residence or business address: 941 Jerome Avenue, Apt 14G, Bronx, NY 10452
Present principal occupation or employment: Mann is presently the CFO of Spring Bank and the CFO/Treasurer of CheckSpring Community Corporation (parent of Spring Bank) which are both located at 69 E. 167th Street, Bronx, NY 10452
Criminal convictions in the last five years: none
Civil proceedings (securities laws) in the last five years: none
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mann acquired 634,772 shares with personal funds in multiple open-market transactions for a total investment of $1,275,051.02 Mann paid an average of $2.01 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person acquired beneficial ownership in the shares in the belief that the Shares are undervalued. The reporting person also acknowledges that he is now considered an insider since he owns more than 10% of the outstanding shares. As Carver's largest shareholder in terms of both shares owned and "controlled", the reporting person intends to engage in conversations, meetings and other communications with the Issuer's Board, Management and Shareholders as well as industry analysts and other interested parties, in each case to support the efforts of management to improve the efficiency and financial condition of the issuer and to ultimately increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mann beneficially owns 634,772 shares. Percentage is 12.0% of the 5,287,100 shares outstanding as of September 30th per Carve Bancorp's final 10-Q filing
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole Power to vote or direct vote: 634,772
2. Shared Power to vote or direct vote: 0
3. Sole Power to dispose or direct the disposition: 508,577
4. Shared Power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Mann has purchased 126,195 shares in multiple open market transactions since filing his previous amendment on December 5, 2025 for an average price of $1.20 per share.
Other persons with the right to receive dividends or sale proceeds: none
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between the reporting person and any other individual or entity at this time. The reporting person reserves the right to enter into such arrangements in the future. Mann has acquired these shares independent of the Management, Board of Directors, and current ownership of his present employers.

## Signatures
- Mann Barry James: Barry James Mann, Barry James Mann (12/29/2025)